EXHIBIT A


Material incorporated in this Form 10-K by reference to the ServiceMaster Annual Report to Shareholders for 1993.


SELECTED FINANCIAL DATA

Eleven Year Financial Summary
(In thousands, except per share and percentage data)


                                               1993         1992         1991
Operating Results

Operating revenue. . . . . . . . . . . . . $2,758,859   $2,488,854   $2,109,941
Cost of services rendered
  and products sold. . . . . . . . . . . .  2,187,837    2,029,710    1,762,700
Selling and administrative expenses. . . .    397,978      326,477      225,814
Restructuring and other unusual charges  .        ---       70,235          ---

Operating income (Note). . . . . . . . . .    173,044       62,432      121,427

Non-operating expense (income) . . . . . .     55,151       36,940       39,860
Gain on issuance of subsidiary shares. . .    (30,200)    (105,306)      (5,841)
Provision for income taxes . . . . . . . .      2,146        1,233        1,426
Cumulative effect of change in
  accounting principle . . . . . . . . . .        ---        7,500          ---

Net Income (Note). . . . . . . . . . . . . $  145,947   $  122,065   $   85,982

% return on average equity . . . . . . . .        59%          74%          79%


Per Share

Net Income (Note). . . . . . . . . . . . .    $  1.90      $  1.61      $  1.19
Cash distributions to shareholders . . . .    $   .89      $   .87      $   .85
Share Price Range:
     High Price. . . . . . . . . . . . . .    $ 31.00      $ 19.88      $ 17.38
     Low Price . . . . . . . . . . . . . .    $ 17.63      $ 14.63      $  9.75
Shares used to compute income per share. .     76,846       75,688       72,556


Financial Position (at year-end)

Current assets . . . . . . . . . . . . . . $  291,325   $  257,542   $  217,517
Current liabilities. . . . . . . . . . . .    239,615      206,755      157,458
Working capital. . . . . . . . . . . . . .     51,710       50,787       60,059
Current ratio. . . . . . . . . . . . . . .      1.2-1        1.2-1        1.4-1
Total assets . . . . . . . . . . . . . . .  1,122,461    1,005,531      843,660
Non-current liabilities. . . . . . . . . .    476,114      511,211      376,638
Minority interest. . . . . . . . . . . . .    117,513       77,906       78,229
Deferred gain. . . . . . . . . . . . . . .        ---          ---      109,354
Shareholders' equity . . . . . . . . . . .    289,219      209,659      121,981
Shares outstanding, net of treasury
  shares and share subscriptions . . . . .     76,415       75,670       72,156

Note: Key financial information on a basis which excludes restructuring and unusual charges, gains on issuance of subsidiary shares, and the change in accounting for postretirement benefits is as follows:

Operating income . . . . . . . . . . . . . $  173,044   $  141,367   $  121,427
% of operating revenue . . . . . . . . . .       6.3%         5.7%         5.8%
Net income . . . . . . . . . . . . . . . . $  115,747   $   94,394   $   80,141
% of operating revenue . . . . . . . . . .       4.2%         3.8%         3.8%
Net Income per share . . . . . . . . . . . .  $  1.51      $  1.25      $  1.10

All share and per share data reflect the three-for-two share splits in 1993, 1992, 1985, and 1983.

(Eleven Year Financial Summary, continued)

   1990         1989         1988         1987         1986         1985

$1,825,750   $1,609,267   $1,531,276   $1,425,316   $1,122,503   $1,002,213

 1,545,527    1,387,448    1,327,128    1,228,885      975,137      869,855
   177,941      129,035      118,275      116,938       83,216       72,504
     6,500          ---          ---          ---          ---          ---

    95,782       92,784       85,873       79,493       64,150       59,854

    30,397       24,016       21,247       19,492        2,235       (1,586)
   (20,000)         ---          ---          ---          ---          ---
     2,332          721          ---          ---       29,160       28,735

       ---          ---          ---          ---          ---          ---

$   83,053   $   68,047   $   64,626   $   60,001   $   32,755   $   32,705

      123%         150%         138%         162%          61%          46%



   $  1.17      $   .93      $   .90      $   .85      $   .45      $   .44
   $   .82      $   .78      $   .75      $   .67      $   .38      $   .35

   $ 10.50      $ 10.75      $ 12.50      $ 14.25      $ 11.88      $ 11.25
   $  8.75      $  9.38      $  9.88      $  9.63      $  8.88      $  7.75
    71,207       72,957       71,859       70,883       73,862       73,803



$  237,262   $  219,661   $  203,925   $  128,804   $  107,047   $   82,652
   158,046      135,375       76,908       59,993       51,162       42,351
    79,216       84,286      127,017       68,811       55,885       40,301
     1.5-1        1.6-1        2.7-1        2.1-1        2.1-1        2.0-1
   796,935      593,693      485,492      371,104      340,226      132,758
   372,052      410,056      346,970      260,267      248,226       14,595
    55,636        9,174       10,186        8,660        8,732          ---
   115,195          ---          ---          ---          ---          ---
    96,006       39,088       51,428       42,184       32,106       75,812

    71,982       68,265       70,212       69,917       69,683       73,304






$  102,282   $   92,784   $   85,873   $   79,493   $   64,150   $   59,854
      5.6%         5.8%         5.6%         5.6%         5.7%         6.0%
$   69,553   $   68,047   $   64,626   $   60,001   $   32,755   $   32,705
      3.8%         4.2%         4.2%         4.2%         2.9%         3.3%
   $   .98      $   .93      $   .90      $   .85      $   .45      $   .44

(Eleven Year Financial Summary, continued)

   1984         1983
$  849,734   $  700,638

   728,979      597,232
    65,824       57,777
       ---          ---

    54,931       45,629

    (2,980)      (2,954)
       ---          ---
    27,418       22,972

       ---          ---

$   30,493   $   25,611

       48%          45%



   $   .41      $   .35
   $   .29      $   .25

   $ 10.63      $ 13.63
   $  8.00      $  7.63
    73,688       74,136



$   71,828   $   69,358
    34,184       34,340
    37,644       35,018
     2.1-1        2.0-1
   103,394       94,644
     1,333        1,713
       ---          ---
       ---          ---
    67,877       58,591

    73,256       73,142






$   54,931   $   45,629
      6.5%         6.5%
$   30,493   $   25,611
      3.6%         3.7%
   $   .41      $   .35

Summary of Significant Accounting Policies

(All share and per share data reflect the three-for-two share splits in 1993 and 1992)


Basis of Consolidation: The consolidated financial statements include the accounts of ServiceMaster Limited Partnership and its majority-owned subsidiary partnerships and corporations, collectively referred to as the Partnership. Intercompany transactions and balances have been eliminated in consolidation. Investments in unconsolidated subsidiaries representing ownership of at least 20% but less than 50% are accounted for under the equity method. Certain immaterial 1992 and 1991 amounts have been reclassified to conform with the 1993 presentation.

Revenues: Revenues from Management Services consist of contract fees for services rendered and reflect the total price of such services. Where the Partnership principally uses people who are employees of the facility, the payroll costs for such employees are charged to the Partnership by the facility and are included in "Cost of services rendered and products sold" in the Consolidated Statements of Income. Receivables from the facilities are reflected in the Consolidated Statements of Financial Position at the net amount due, after deducting from the contract price all amounts chargeable to the Partnership.
  Revenues from termite, pest control, and lawn care services are recognized as the services are provided.
  Revenues from franchised services consist of initial franchise fees received from the sales of licenses, sales of products to franchisees, and continuing monthly fees based upon franchise revenue.
  Home service contract fees are recognized as revenues ratably over the life of the contract. Customers' coverage under home service contracts is on a "claims made" basis and contract costs are expensed as incurred.

Inventory Valuation: Inventories are valued at the lower of cost (first-in, first-out basis) or market. Inventory costs include material, labor, and factory overhead and related handling costs. Raw materials represent approximately 3% of the inventory value at December 31, 1993. The remaining inventory is finished goods to be used on the customers' premises or sold to franchisees.

Depreciation and Amortization: Plant and equipment used in the business are stated at cost and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Amortization of contract rights, trade names, goodwill and other intangible assets is computed using the straight-line method over periods ranging from ten to forty years for financial reporting purposes.

Income Taxes: The Partnership is treated as a publicly-traded partnership for federal and state income tax purposes for lines of business existing at December 16, 1987. This tax holiday expires at the end of 1997, at which time the Partnership will be taxed as a corporation. During this period, all Partnership shareholders are responsible for federal and state income taxes on their proportionate share of taxable income and are entitled to a proportionate share of tax deductions and credits.
  In January 1992, the Partnership's shareholders approved a tax-free Plan of Reorganization to return to corporate form on or before December 31, 1997, at the discretion of the ServiceMaster Board of Directors.
  Substantial new lines of business and international operations are subject to federal and state income taxes.

Income Per Share: Income per share is based on the weighted average number of common and common equivalent shares outstanding during the year. Shares potentially issuable under option and subscription plans have been considered common equivalent shares.



Report of Independent Public Accountants

To the Shareholders of ServiceMaster Limited Partnership

  We have audited the accompanying consolidated statements of financial position of SERVICEMASTER LIMITED PARTNERSHIP (organized under the laws of the State of Delaware) AND SUBSIDIARIES, as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ServiceMaster Limited Partnership and Subsidiaries as of December 31, 1993 and 1992, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN & CO.
Chicago, Illinois.
January 25, 1994

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATION

     Management Discussion and Analysis of Financial Condition and
                          Results of Operations

     (All share and per share data reflect the three-for-two share splits in 1993 and 1992)



1993 Compared to 1992

  Revenue increased 11% due to strong internal growth and the full year inclusion of ChemLawn, which was acquired in May, 1992. Net income, including the recognition of an unusual gain, totalled $145.9 million and represented a 20% increase over net income from the prior year, which also included an unusual net gain. Excluding unusual items, which are summarized and explained in the Notes to the Consolidated Financial Statements, net income increased 23%:

                                   For Years Ended December 31,
                                                               %
                                  1993           1992       Change
Net income excluding
  unusual items                 $115,747       $ 94,394        23%
Earnings per share excluding
  unusual items                    $1.51          $1.25        21%

  Net income growth exceeded the growth in net income per share due to shares issued for acquisitions and because of the impact of share price increases on the computation of shares outstanding. Revenue and net income increased primarily due to another year ofvery strong growth in Consumer Services, continued volume and profit increases in Management Services, and the recognition of a gain resulting from the issuance of subsidiary shares. Consumer Services revenues grew 17% while net income, excluding the impact of the 1992 restructuring charges, grew 52%. TruGreen-ChemLawn operations achieved significant profit growth due to expansion of their customer base, effective spending controls, and productivity improvements. Terminix operations continued to achieve good revenue and profit growth through improvements in productivity and cost controls, despite weather conditions which adversely impacted the termite swarm season. Merry Maids operations continued to grow at an accelerated rate due to both new sales and increased fees from existing franchises. The ServiceMaster Residential/Commercial business achieved strong increases in both revenues and profits as a result of increases in disaster restoration fees and license sales, and good cost controls. American Home Shield profit results were slightly below prior year levels, primarily due to continued softness in California home resales, although revenues continued to increase in other geographic markets and from contract renewals.

  Management Services revenues increased 7%, while net income increased 6%, excluding the impact of the 1992 restructuring charges. Strong growth in both revenues and profits was achieved in the education market, with new starts more than doubling prior year levels. Growth in revenues and profits was also achieved in health care, despite market conditions which included uncertainties in the first half of the year regarding the nature of the government's reform proposals. Revenues and profits also increased modestly in the industrial market, despite unfavorable conditions and customer downsizing in certain industries.

  Revenues of International & New Business Development and Parent increased 54% due to the acquisition in late August, 1993 of VHA Long Term Care (subsequently combined with ServiceMaster Home Health Care to form ServiceMaster Diversified Health Services).
Net income before unusual items declined, as positive earnings from International & New Business Development and ServiceMaster Diversified Health Serviceswere offset by Parent general and administrative costs and increased minority interest costs associated with the additional ownership interest in Consumer Services held by WMX Technologies, Inc. (WMX Technologies).

  Cost of services rendered and products sold increased 8% and declined to 79% of revenue in 1993, compared to 82% of revenue in 1992. These results reflect continued growth in Consumer Services, which operates at a higher gross profit rate but incurs higher selling and administrative costs than Management Services.

  Selling and administrative expenses increased 22% and equaled 14% of revenue, compared to 13% of revenue in 1992. These changes mirror a shift in the overall business mix, as discussed above. Overall, operating income margins, excluding unusual items, improved to 6.3% from 5.7%, primarily due to continuing profitability improvements in the Consumer Services operating units.

  Debt balances were reduced as a result of strong cash flows from operations and the cash received from WMX Technologies for an increased interest in Consumer Services, partially offset by new borrowings related to the VHA Long Term Care acquisition. Interest income increased due to higher invested cash balances throughout the year and gains on the sale of marketable securities at American Home Shield. In June, 1993, WMX Technologies exercised its option to purchase an additional 5.76% interest in Consumer Services Limited Partnership for $68 million. As a result of this payment, a $30.2 million gain was recognized, representing the amount by which the pro rata share of cash proceeds received exceeded the net book value of the equity interest sold. Proceeds were used to pay down debt.

  The increase in minority interest expense was attributable to increased profits and the additional minority ownership interest in Consumer Services.



1992 Compared to 1991

  Revenue increased 18% due to both good internal growth and the impact of the ChemLawn acquisition at midyear. Net income grew 42%, including the recognition of a previously deferred gain and restructuring and other unusual charges, and net income per share increased 35%. Excluding these unusual items, which are summarized and explained in the Notes to the Consolidated Financial Statements, net income increased 18% to $94.4 million and net income per share increased 14% to $1.25. Net income growth exceeded the growth in net income per share because new shares were issued for the April, 1992 purchase of a 20% minority interest in Terminix and, to a lesser extent, because of the impact of share price increases on the computation of shares outstanding.

  The revenue and net income increases reflect a continuation of strong internal growth in Consumer Services, steady volume and profitability growth in Management Services, and the recognition of a previously deferred non-operating gain resulting from the issuance of subsidiary shares. Earnings were also favorably affected by approximately $2.7 million from the results of newly acquired operations, consisting primarily of ChemLawn (acquired in May, 1992) and the investment in Norrell Corporation (made in November, 1991). The aggregate effect of the factors described above was partially offset by various restructuring and other charges which are discussed below and in the Notes to the Consolidated Financial Statements.

  Consumer Services continued to grow at an accelerated pace, with overall growth of 52% in revenues and 50% in net income before restructuring charges. The Terminix and TruGreen businesses showed excellent revenue and profit growth due to productivity improvements and overall weather conditions which were favorable for the lawn care business but had a negative effect on termite business volume for the year. The Merry Maids business had another strong year, with accelerated growth in revenues and profits. The assimilation of the ChemLawn operations proceeded ahead of schedule and made a positive contribution to segment revenues and profits. The ServiceMaster licensed cleaning business continued to experience soft market conditions, with overall results flat between years. The American Home Shield business was adversely impacted by soft home resales and competitive pricing pressures, particularly in California, resulting in reduced margins and operating profits well below 1991 levels. Including restructuring charges which totalled $33.8 million (consisting primarily of a partial write-down of goodwill related to American Home Shield, relocation and integration reserves established as a result of Consumer Services recent business acquisitions, and a write-down of land held for resale due to adverse conditions in the California real estate market), Consumer Services net income declined 53%.

  Management Services revenues increased 6% due to steady growth in the health care and education markets, partially offset by declines in industrial market volume that were primarily attributable to continued adverse conditions in the automotive and related sectors. Management Services net income increased 6%, excluding restructuring charges, resulting from good growth in both the health care and education markets, while the industrial market experienced profitability declines resulting from reduced volume. Management Services profitability growth was strongest in the education market due to profitability improvements in the new business added in 1991 and early in 1992. Including restructuring charges which totalled $17.5 million (and related primarily to the abandonment of a previously acquired trade name due to the consolidation of the Management Services food service operations), Management Services net income declined 26%.

  Revenues of International & New Business Development and Parent increased 10%, while net income before unusual items declined, as improved operating profits in International & New Business Development were offset by increased minority interest costs associated with the 22% ownership interest in Consumer Services by WMX Technologies and, to a lesser extent, increases in Parent costs. Restructuring charges of $19 million consisted primarily of goodwill write-offs related to Home Health Care and certain International operations, while other unusual charges of $8.7 million were primarily related to an increase in Parent self-insurance reserves. Net income including unusual items increased significantly due to the realized gain on issuance of subsidiary shares.

  Cost of services rendered and products sold increased 15% and declined to 82% of revenue in 1992, compared to 84% of revenue in 1991. These results reflect continued growth in Consumer Services, which operates at a higher gross profit rate but incurs higher selling and administrative costs than Management Services.

  Selling and administrative expenses increased 45% and equaled 13% of revenue, compared to 11% of revenue in 1991. These changes mirror a shift in the overall business mix, as discussed above.
The provision for losses on doubtful accounts increased approximately $8 million during 1992, primarily due to the first-time inclusion of ChemLawn. On an overall basis, consolidated days sales outstanding remained constant between years.

  New borrowings related to the ChemLawn acquisition, offset by lower interest rates, resulted in a slight increase in interest expense. Interest income declined due to lower invested cash balances and lower market interest rates. The decrease in minority interest expense was caused by the restructuring and other charges and the purchase of the Terminix minority interest.



1993 Financial Position

  Funds provided from operations increased to $163.7 million, well in excess of net income excluding unusual items of $115.7 million, enabling the Partnership to fund the growth in its businesses, repurchase $11.3 million of treasury shares and reduce long-term indebtedness by $41 million. The current ratio remained at 1.2 to 1 and the long-term debt to equity ratio improved to 1.3 to 1 from
2.0 to 1 at the end of 1992. Management believes that funds generated from operations and existing cash resources are adequate to satisfy the ongoing working capital needs of the Partnership.

  In August, 1993, the Partnership acquired the assets and liabilities of VHA Long Term Care ("VHA-LTC") for approximately $82.5 million. The acquisition was financed through long-term borrowings and a combination of shares, share options, and equity investments made by certain members of VHA-LTC management, who acquired an 11% equity interest in VHA-LTC.

  Accounts receivable increased due to growth in revenues and the acquisition of VHA-LTC. The increase in prepaid expenses and other assets was caused primarily by overall business growth.

  The increase in property, plant, and equipment resulted from general business growth, including the VHA-LTC acquisition, as well as the renovation of a building in the Partnership's headquarters campus in Downers Grove, Illinois. Equipment increased due to purchases made to service new and existing Management Services customers, which was partially offset by the disposal of excess vehicles acquired as part of the ChemLawn acquisition.

  Contract rights, trade names, and other intangible assets increased primarily because of the VHA-LTC acquisition. The investment in Norrell Corporation decreased due to the early redemption by Norrell of $5 million of preferred shares held by ServiceMaster. Accounts payable, payroll, and other accrued liabilities each increased due to overall business growth. Deferred revenues increased due to increased prepayments from lawn care customers to be applied toward 1994 services, as well as strong fourth quarter growth in gross contracts written and increases in estimated deferral requirements at American Home Shield.

  Long-term debt decreased primarily as a result of strong cash flows from operations. In addition, debt reductions from the use of cash received from WMX Technologies for their additional investment in Consumer Services were virtually offset by $70 million of new debt associated with the purchase of VHA-LTC.

  The increase in minority interest was primarily due to the increased investment made by WMX Technologies.

  Total shareholders' equity increased by 38% to $289 million. The increase was primarily the result of strong earnings growth and the recognition of the unusual gain. The Partnership also repurchased approximately 515,000 Partnership shares in 1993. The rate of return on average equity for 1993 was 59% compared to 74% in 1992. This decrease is a result of the large increases in equity achieved in the last few years. The aggregate market value of the Partnership's outstanding shares totalled $2.1 billion at December 31, 1993.

  Cash distributions paid directly to shareholders totalled $.89 per share in 1993, and full year shareholders experienced a total return on their investment of approximately 54% during 1993.

  As disclosed in the prior year, management noted that cash distributions were going to grow at a rate less than the rate of growth in taxable income. To address this situation, ServiceMaster established a trust for the benefit of Partnership shareholders. The trust is allocated the portion of the Partnership's taxable income which exceeds the level of cash distributions. The trust receives cash payments sufficient to pay its income tax obligations made on behalf of shareholders. Such payments totalled $9.5 million during 1993 and are accounted for as additional cash distributions. Therefore, taxable income per Partnership share will also be $.89 in 1993 for Partnership shareholders who have held their Partnership shares since ServiceMaster adopted partnership form in 1986. Taxable income per Partnership share will be lower for Partnership shares purchased in 1987 and thereafter. The Partnership has the right to alter this arrangement in the future, but currently intends to continue to make direct cash distributions on the Partnership shares at least equal to the amount of the Partnership's taxable income allocable to such shares.

  The following table presents net income before interest, taxes, depreciation and amortization (EBITD), and cash income. EBITD is a commonly-used supplemental measurement of a company's ability to generate cash flow used by many of the Partnership's investors and lenders. All of the Partnership's existing debt covenants require the Partnership to maintain specified levels of EBITD. Management believes that EBITD demonstrates the cash-generating ability of the Partnership's businesses, including acquired businesses, while highlighting the potential leveraging effect of the acquisition-related fixed charges of interest expense, depreciation, and amortization.

  Cash income is defined as net income (adjusted to eliminate non-cash unusual charges and the gain on issuance of subsidiary shares) plus the non-cash charges of depreciation and amortization. Cash income represents an indication of the Partnership's ability to continue to distribute cash to its Partnership shareholders in amounts sufficient to cover the income tax liabilities incurred by holding Partnership shares. EBITD and cash income should not be used as exclusive measures of cash flow because they do not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statement of Cash Flows.

(In thousands, except percentage data)
                     1993      1992      1991      1990       1989
Net income         $145,947  $122,065  $ 85,982  $ 83,053  $ 68,047
Depreciation         29,674    27,017    21,598    18,281    15,649
Amortization         20,282    19,322    16,581    11,595     7,960
Unusual non-cash
  charges (see
  Notes)                ---    77,635       ---     6,500       ---
Gain on issuance of
  subsidiary shares
  (see Notes)       (30,200) (105,306)   (5,841)  (20,000)      ---

Cash Income        $165,703  $140,733  $118,320  $ 99,429  $ 91,656
Interest expense     32,483    32,155    31,153    33,745    29,413
Taxes                 2,146     1,233     1,426     2,332       721
EBITD              $200,332  $174,121  $150,899  $135,506  $121,790

Growth in cash
  income over prior
  period              17.7%     18.9%     19.0%      8.5%      6.2%

Growth in EBITD
  over prior period   15.1%     15.4%     11.4%     11.3%     11.7%



FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA


Notes to the Consolidated Financial Statements

Business Unit Reporting

  The business of the Partnership is primarily conducted through the ServiceMaster Management Services and ServiceMaster Consumer Services operating units. The International & New Business Development operations of the Partnership, which includes ServiceMaster Diversified Health Services, have been grouped with Parent due to the developmental status of these businesses.

  Information relative to Management Services and Consumer Services accounting is described in the Summary of Significant Accounting Policies. Operating expenses consist primarily of direct costs and a royalty payable to Parent based on the revenues and profitability of the business unit. Identifiable assets are those used in carrying out the operations of the business unit and include intangible assets directly related to its operations. Cash and marketable securities, short-term investments, the Partnership's headquarters facility, and other investments are included in the identifiable assets of International & New Business and Parent.

                                            International
                                            & New  Business
                     Management  Consumer   Development
1993 (In thousands)  Services    Services   and Parent   Consolidated

Operating revenue   $1,762,883   $ 939,742   $  56,234   $2,758,859

Operating income        68,257      92,885      11,902      173,044

Interest expense         4,854      18,922       8,707       32,483
Interest (income)       (2,136)     (3,320)       (426)      (5,882)
Minority and General
  Partners' interest     3,911       5,712      18,927       28,550
Gain on issuance of
  subsidiary shares       ----        ----     (30,200)     (30,200)
Provision for income
  taxes                    619       1,019         508        2,146

Net Income          $   61,009   $  70,552   $  14,386   $  145,947

Identifiable assets
  at December 31,
  1993              $  224,091   $ 721,948   $ 176,422   $1,122,461
Depreciation and
  amortization
  expense           $   14,766   $  31,929   $   3,261   $   49,956
Capital expenditures$   20,845   $   4,343   $   7,925   $   33,113


1992 (In thousands)

Operating revenue   $1,652,295   $ 800,027   $  36,532   $2,488,854

Restructuring
  charges               17,456      33,810      18,969       70,235

Operating income
  (loss)                46,980      35,212     (19,760)      62,432
Interest expense         4,237      22,205       5,713       32,155
Interest (income)       (1,908)     (2,094)       (431)      (4,433)
Minority and General
  Partners' interest     4,370        (145)      4,993        9,218
Gain on issuance of
  subsidiary shares        ---         ---    (105,306)    (105,306)
Provision for income
  taxes                    345         829          59        1,233
Cumulative effect of
  change in
  accounting
  principle                ---         ---       7,500        7,500


Net Income (Note)   $   39,936   $  14,417   $  67,712   $  122,065

Identifiable assets
  at December 31,
  1992              $  173,134   $ 744,355   $  88,042   $1,005,531
Depreciation and
  amortization
  expense           $   13,653   $  29,241   $   3,445   $   46,339
Capital expenditures$   18,141   $   3,777   $   3,766   $   25,684


Note: Excluding the impact of the restructuring and unusual charges, the gain on issuance of subsidiary shares, and the cumulative effect of a change in accounting principle, 1992 net income was $57,392 for Management Services, $46,380 for Consumer
Services, ($9,378) for International & New Business Development and Parent, and $94,394 for the Partnership as a whole.

1991 (In thousands)

Operating revenue  $1,551,616   $ 525,031   $  33,294   $2,109,941

Operating income       61,019      51,389       9,019      121,427

Interest expense        4,238      19,652       7,263       31,153
Interest (income)      (1,115)     (3,315)     (1,464)      (5,894)
Minority and
  General Partners'
  interest              3,387       3,084       8,130       14,601
Gain on issuance of
  subsidiary shares      ----        ----      (5,841)      (5,841)
Provision for
  income taxes            396         974          56        1,426

Net income          $  54,113   $  30,994   $     875   $   85,982

Identifiable assets
  at December 31,
  1991              $ 160,616   $ 574,439   $ 108,605   $  843,660
Depreciation and
  amortization
  expense           $  12,416   $  21,742   $   4,021   $   38,179
Capital expenditures$  14,463   $   2,384   $   8,187   $   25,034

Notes to the Consolidated Financial Statements (continued)

Partnership

  ServiceMaster Limited Partnership ("The Partnership") holds as its only asset a 99% interest in the profits, losses, and distributions of The ServiceMaster Company Limited Partnership, which through subsidiaries owns and operates the ServiceMaster business. The Managing General Partner of these two partnerships is ServiceMaster Management Corporation. The Managing General Partner holds a 1% interest in the income of both ServiceMaster Limited Partnership and The ServiceMaster Company Limited Partnership.

  ServiceMaster Management Corporation is owned by thirty-five ServiceMaster executives who have given their voting rights to the Board of Directors, a majority of whom are independent directors. Under certain circumstances, the shareholders of ServiceMaster Limited Partnership may remove and replace the Managing General Partner.

  ServiceMaster Corporation, a special general partner of the Partnership, was created as part of the tax-free Plan of Reorganization approved by the shareholders of the Partnership in January, 1992. The reorganization is scheduled to become effective on December 31, 1997, but the Partnership's Board of Directors has the authority to accelerate the effective date under certain circumstances, if it deems it to be in the best interest of a majority of the Partnership shareholders. No shares of ServiceMaster Corporation are currently outstanding.

Acquisitions and Other Events

  Acquisitions have been accounted for using the purchase method, and the results of the acquired businesses have been included in the Partnership's financial statements since their dates of acquisition. Two significant acquisitions have been consummated within the last two years. In August 1993, the Partnership acquired VHA Long Term Care ("VHA-LTC") for approximately $82.5 million. The purchase was financed primarily through $70 million in long-term borrowings, with the balance provided from a combination of Partnership shares, share options, and equity investments made by certain members of VHA Long Term Care management, who acquired an 11% equity interest in VHA-LTC operations. The assets and liabilities of VHA-LTC were recorded in the Partnership's financial statements at their estimated fair market values as of the acquisition date, including approximately $68 million in intangible assets which will be amortized on a straight-line basis over 40 years. The preliminary value allocations are subject to change during 1994 as additional information is obtained.

  In May, 1992, Consumer Services acquired certain operating assets and liabilities of the ChemLawn Division of Ecolab, Inc. for approximately $103 million and has integrated ChemLawn into its existing TruGreen lawn care business. The acquisition was financed through long-term borrowings and equity investments by certain members of TruGreen\ChemLawn management who acquired a 15% equity interest in the combined lawn care business. The assets and liabilities of ChemLawn were recorded in the Partnership's financial statements at their estimated fair market values as of the acquisition date, including approximately $87 million in intangible assets which will be amortized on a straight-line basis, primarily over 40 years. The final valuation resulted in an increase in intangible assets of approximately $6 million, caused mainly by the revision of estimates relating to the costs of closing certain branch operating units of ChemLawn.

  Operating results of VHA-LTC and ChemLawn have been included in the Partnership's Consolidated Statements of Income since the dates of acquisition.

  The following schedule presents unaudited pro forma consolidated results of operation as if the VHA-LTC and ChemLawn acquisitions had occurred on January 1, 1992:

                                                        (unaudited)
(In thousands of dollars, except per share data)  1993       1992

Operating revenues                          $2,781,937  $2,615,416
Net income                                     146,584     106,482
Net income per share                             $1.90       $1.40

  These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made on January 1, 1992, or of the results which may occur in the future. This is in part because the rules prescribed for preparing the pro forma information do not allow recognition of certain planned cost savings and operating synergies.

  In November, 1990, Consumer Services completed a business combination with WMI Urban Services, Inc., a wholly-owned subsidiary of WMX Technologies, Inc. Consumer Services acquired certain assets and liabilities of the pest control and TruGreen lawn care businesses of WMX Technologies in exchange for a 22% equity interest in Consumer Services. The Consumer Services Partnership Agreement with WMX Technologies was amended in June, 1992, giving WMX Technologies an option to acquire an additional 5.76% of Consumer Services, with the Partnership retaining the right to force the exercise or expiration of the option in annual one-third increments beginning in 1995.
In June, 1993, WMX Technologies exercised its option and acquired this additional interest in exchange for a $68 million cash payment, thereby increasing their aggregate ownership interest in Consumer Services to 27.76%. As a result of this payment, the Partnership recognized a $30.2 million gain on the issuance of subsidiary shares. This gain represents the amount by which the pro rata share of cash proceeds received exceeded the net book value of the equity interest sold.

  In April, 1992, Terminix acquired the 20% minority interest in its shares previously held by a group which consisted of outside investors and certain members of Terminix management. The interest was purchased through the issuance of Partnership shares at a then-current fair market value of $48.9 million.

  Supplemental cash flow information regarding the Partnership's acquisitions is as follows:

(In thousands of dollars)             1993        1992        1991
Fair value of assets acquired    $ 106,147   $ 267,430   $  15,294
Less liabilities assumed           (13,407)    (97,930)     (1,179)

Net assets acquired                 92,740     169,500      14,115
Partnership shares issued          (18,285)    (48,905)        ---
Less cash acquired                  (2,922)     (3,333)        ---

Business acquisitions net of
cash acquired                    $  71,533   $ 117,262   $  14,115


Restructuring and Unusual Charges

  Management performed a comprehensive strategic and financial review of its existing business units during the second quarter of 1992. This occurred as part of its annual planning process, accentuated by the large number of other significant events which occurred during the same time period (i.e., the Terminix minority interest and ChemLawn acquisitions, the amendment of the Consumer Services partnership agreement, the refinancing of long-term debt, and the adoption of a new accounting standard for postretirement medical benefits). At the conclusion of this review, several strategic decisions and financial judgments were made which resulted in the recording of restructuring and other charges.
The restructuring charges included the write-down of certain intangible assets and land held for resale, a prepayment fee on debt refinanced, and charges providing for the relocation and consolidation of previously acquired businesses. A charge was also taken for an accounting change related to the adoption of Statement of Financial Accounting Standards No. 106 ("SFAS 106") on postretirement benefits. Additional unusual charges were included in cost of services rendered and products sold, and were primarily related to increased self-insurance reserves for prior years' workers' compensation costs.

  Key financial information on a basis which excludes restructuring and unusual charges, gains on issuance of subsidiary shares, and the change in accounting for postretirement benefits is as follows:

(In thousands of dollars, except per share data)   1993     1992

Net income                                    $ 145,947  $ 122,065
Gain on issuance of subsidiary shares          (30,200)   (105,306)
Restructuring charges                            ---        70,235
Unusual charges included in cost of sales        ---         8,700
Minority interest effects of the above charges   ---        (8,800)
Cumulative effect of change in accounting principle ---      7,500

Net income excluding unusual items            $ 115,747  $  94,394
Percent change from prior year                      23%        18%
Earnings per share excluding unusual items       $ 1.51     $ 1.25
Percent change from prior year                      21%        14%

Income Taxes

  The Partnership has certain subsidiaries which operate in corporate form, including American Home Shield, its home health care and child care businesses, and certain international operations. Additionally, several of the Partnership's subsidiaries are subject to a variety of state partnership level business taxes which account for a significant portion of the Partnership's tax expense. Deferred income taxes are provided for corporate level expenses which are deducted for income tax purposes before they are expensed for financial reporting purposes.

  Income before income taxes consists of the following:

(In thousands of dollars)                1993      1992      1991

Partnership income not subject to federal
  and state income taxes             $ 156,256  $ 153,533  $ 86,621
Income (loss) of subsidiary corporations
  subject to federal and state
  income taxes                          (8,163)   (22,735)      787

Income before income taxes           $ 148,093   $130,798  $ 87,408

  Effective January 1, 1993, the Partnership adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting

for Income Taxes." SFAS 109 requires companies to apply current statutory income tax rates to deferred tax assets and liabilities arising from differences in financial reporting and tax reporting bases. ServiceMaster is organized as a publicly-traded limited partnership and is not currently subject to federal income taxes. However, upon reincorporation, as outlined in the Plan of Reorganization, ServiceMaster will recognize a step-up in tax basis which will be amortized against taxable income in future years. The step-up is expected to more than offset any deferred liability that would otherwise require recognition. As a result, the adoption of SFAS 109 did not have a material impact on the financial statements of the Partnership.

Long-Term Debt and Other Long-Term Obligations

  Long-term debt and other long-term obligations include the following:

(In thousands of dollars except per share data)           1993       1992

Notes Payable:
  7.47%, maturing in 1996 and 1997 . . . . . . . . . . $  75,000  $  75,000
  8.38%, maturing in 1997 - 2001 . . . . . . . . . . .    50,000     50,000
  10.57%, maturing in 1996 - 2000. . . . . . . . . . .    45,000     45,000
  10.81%, maturing in 2000 - 2002. . . . . . . . . . .    55,000     55,000
  9%, convertible at $12.92/share. . . . . . . . . . .    18,600     18,600
  9%, subordinated, convertible at $9.63/share . . . .     5,720      7,488
  6%, subordinated, convertible at $18.67/share. . . .     3,761      3,761
  Revolving credit facilities maturing in 1994 - 1997.   110,000    153,900
  Other. . . . . . . . . . . . . . . . . . . . . . . .    26,040     21,346
  Less current portions. . . . . . . . . . . . . . . .    (4,612)    (3,243)

  Total long-term debt . . . . . . . . . . . . . . . . $ 384,509  $ 426,852

Insurance accruals and other long-term liabilities . . $  91,605  $  84,359

   Covenants related to the notes include a limitation of total debt and fixed charges to a multiple of cash flow and a requirement to maintain positive shareholders' equity.
The revolving credit facilities had $67 million of unused commitments as of December 31, 1993. On February 1, 1994, $70 million of revolving credit borrowings were refinanced into a 6.65% senior note, payable in three installments beginning in 2002. Interest paid, net of amounts capitalized, was $31.5 million in 1993, $27.0 million in 1992, and $30.1 million in 1991. Average rates paid on the revolving credit facilities were 3.60% in 1993 and 4.27% in 1992.
Based upon the borrowing rates currently available to the Partnership for long-term borrowings with similar terms and maturities, the fair value of long-term debt is approximately $423 million.
  The Partnership and the minority investors in TruGreen-ChemLawn, Merry Maids, Diversified Health Services, and certain other business units have rights, respectively, to acquire or sell these minority interests between 1997 and 2002 at then-current fair market value. Based on current projections, the aggregate future payments that the Partnership could be required to make to purchase the minority interests under these arrangements is approximately $100 million. These purchases, if made, would be recorded as the acquisition of minority interest at the time of payment.
  Future long-term noncancelable operating lease payments are $39.0 million in 1994, $18.1 million in 1995, $14.3 million in 1996, $10.0 million in 1997, $7.8 million in 1998, and $11.8 million thereafter. Rental expense for 1993, 1992, and 1991 was $49.7 million, $40.9 million, and
$27.4 million, respectively.

Shareholders' Equity

  As of December 31, 1993, there were 6,333,503 Partnership shares available for issuance upon the exercise of subscriptions and options outstanding and future grants. In 1993 and 1992, the Partnership issued 102,472 shares and 87,742 shares, respectively, which included the final consideration due in connection with the acquisition of Jubilee Investment Company in 1986. C. William Pollard was a major shareholder of Jubilee and received approximately 55% of the shares issued.

  Share options are issued at a price not less than the fair market value on the grant date and expire within ten years of the grant date. Certain options may permit the holder to pay the option exercise price by tendering Partnership Shares that have been owned by the holder without restriction for an extended period. Share subscriptions are issued at a price not less than the fair market value on the grant date with the completion of the purchase of shares within fifteen years of the grant date. Share grants carry a vesting period and are restricted as to the sale or transfer of the shares.

                                                           Share
                                 Share        Price   Subscriptions    Price
                                Options       Range     and Grants     Range
Exercised, paid or
  vested during 1991            (226,420) $ 5.38-10.59    (79,630) $ 9.67-11.55
Total exercisable,
  December 31, 1991 . . . . .  3,714,886  $ 5.38-13.33        ---           ---
Total outstanding,
  December 31, 1991 . . . . .  3,716,011  $ 5.38-13.33  1,394,334  $ 5.53-12.89

Exercised, paid or vested
  during 1992 . . . . . . . . (1,718,695) $ 5.38-13.33   (398,709) $ 5.53-16.61

Total exercisable,
  December 31, 1992 . . . . .  2,970,696  $ 5.38-17.33        ---           ---
Total outstanding,
  December 31, 1992 . . . . .  2,970,696  $ 5.38-17.33    989,913  $ 5.53-16.61

Transactions during 1993:
  Granted . . . . . . . . . .  1,259,100  $24.63-25.75     25,000  $18.67-21.75
  Assumed through acquisition    252,092  $ 2.46- 7.61        ---           ---
  Exercised, paid or vested .   (497,105) $ 2.46-17.33   (143,202) $ 9.67-21.75
  Terminated or resigned. . .   (120,283) $ 8.52-13.33        ---           ---

Total exercisable,
  December 31, 1993 . . . . .  3,864,500  $ 2.46-25.75        ---           ---

Total outstanding,
  December 31, 1993 . . . . .  3,864,500  $ 2.46-25.75    871,711  $ 9.67-21.75

  In 1991, in connection with the Partnership's acquisition of an equity interest in Norrell Corporation, a subsidiary of the Partnership issued a $14.6 million preferred limited partnership interest which carries a 7% cumulative distribution and is redeemable on or before December, 1997. This obligation and the related distributions have been treated as minority interest in the Partnership's consolidated financial statements.
An equity conversion right associated with the preferred interest entitled the holder to also receive a number of common Partnership shares at redemption, depending upon the magnitude of subsequent increases in the market price of Partnership shares. In December, 1993, the Partnership received notice of the holder's intent to redeem the preferred shares in May, 1994, for $14.6 million of cash and 372,950 common shares. In February, 1994, the Partnership sold its investment back to Norrell for approximately $29.3 million, which exceeded its carrying value.

  In February, 1994, a 10% equity interest in the Partnership's Management Services subsidiary, determined after consideration of intercompany debt to the Parent, was sold to members of senior management of the subsidiary at fair market value, as confirmed by an independent appraisal. The proceeds received by the Partnership were recorded as additional minority interest in the consolidated balance sheet. The Partnership and the minority investors have rights, respectively, to acquire or sell these minority interests between 1997 and 2002, at then-current fair market values.

Cash and Marketable Securities

   Marketable securities held at December 31, 1993, and December 31, 1992, with a maturity of three months or less, are valued at cost which approximates market and are included in the Statements of Financial Position caption "Cash and Marketable Securities." Marketable securities with maturities in excess of three months are stated at amortized cost, which approximates market value. Interest and dividend income received on cash and marketable securities was $2.5 million, $2.7 million, and $4.3 million in 1993, 1992, and 1991, respectively.

Employee Benefit Plans

  Contributions to qualified profit sharing plans were made in the amount of $6.6 million in 1993, $4.8 million in 1992, and $4.2 million in 1991.

  Under the Employee Share Purchase Plan, the Partnership contributed $0.8 million in 1993, $0.5 million in 1992, and $0.4 million in 1991. These funds defrayed part of the purchase cost of the shares bought by the employees.

  In 1992, the Partnership decided to phase out its previously existing defined benefit arrangements for postretirement health care benefits. Retirees and current employees who had already satisfied eligibility requirements will continue to receive benefits but with certain modifications and limitations.

  As required by SFAS 106, 1992 results reflect a $7.5 million charge for the cumulative effect of a change to the accrual method of accounting for these postretirement health care benefits. This charge represents the actuarial estimate of benefits that are expected to be paid under the defined benefit structure as it is being phased out. The postretirement health care benefit plan is currently unfunded.

Quarterly Operating Results
(Unaudited, in thousands, except per share data)

  Quarterly operating results and related growth for the last three years in revenue, gross profit, net income, and net income per share are shown in the table below. For interim accounting purposes, certain costs directly associated with the generation of lawn care revenues are initially deferred and recognized as expense as the related revenues are recognized. Full year results are not affected.

  Certain amounts from prior periods have also been reclassified to conform with the current presentation.

                                                    % Incr.
    % Incr.
                               1993       1992      '93-'92      1991   '92-'91
Operating Revenue:
First Quarter. . . . .     $  585,130 $  523,151       12%  $  487,546       7%
Second Quarter . . . .        728,725    634,972       15      546,749      16
Third Quarter. . . . .        749,746    696,786        8      544,607      28
Fourth Quarter . . . .        695,258    633,945       10      531,039      19

                           $2,758,859 $2,488,854       11%  $2,109,941      18%

Gross Profit:
First Quarter. . . . .     $   93,975 $   79,691       18%  $   73,336       9%
Second Quarter . . . .        163,370    111,567       46       96,019      16
Third Quarter. . . . .        172,074    146,331       18       93,278      57
Fourth Quarter . . . .        141,603    121,555       16       84,608      44

                           $  571,022 $  459,144       24%  $  347,241      32%

Net Income:
First Quarter. . . . .     $   21,232 $   11,850       79%  $   17,170     -31%
Second Quarter . . . .         62,059     60,252        3       23,997     151
Third Quarter. . . . .         31,632     25,464       24       22,791      12
Fourth Quarter . . . .         31,024     24,499       27       22,024      11

                           $  145,947 $  122,065       20%  $   85,982      42%

Net Income Per Share:
First Quarter. . . . .          $0.28      $0.16       75%  $     0.24     -33%
Second Quarter . . . .           0.81       0.79        3         0.33     139
Third Quarter. . . . .           0.41       0.33       24         0.31       6
Fourth Quarter . . . .           0.40       0.32       25         0.30       7

                               $ 1.90     $ 1.61       18%  $     1.19      35%


Cash Distributions Per Share:
First Quarter. . . . .         $ 0.22     $ 0.21 1/3    3%  $     0.21       2%
Second Quarter . . . .           0.22       0.21 1/3    3         0.21       2
Third Quarter. . . . .           0.22       0.22        0         0.21 1/3   3
Fourth Quarter . . . .           0.23       0.22        5         0.21 1/3   3

                               $ 0.89     $ 0.86 2/3    3%  $     0.84 2/3   2%

Price Per Share:
First Quarter. . . . .   $20.00-17.63   $18.50-14.63   ---  $   12.88-9.75  ---
Second Quarter . . . .    24.88-17.88    17.50-14.88   ---     13.50-11.38  ---
Third Quarter. . . . .    25.38-21.75    19.88-17.00   ---     14.50-12.00  ---
Fourth Quarter . . . .    31.00-25.13    19.25-15.63   ---     17.38-13.38  ---

The results for the second quarter of 1993 included the recognition of a $30.2 million gain on the issuance of subsidiary shares. The results for the second quarter of 1992 included the recognition of a similar $105.3 million unusual gain and $77.6 million of restructuring and other unusual charges. First quarter 1992 results included a $7.5 million charge for the cumulative effect of a change in accounting principle for postretirement medical benefits. An unusual gain totalling $5.8 million for the year was also recognized in 1991. Exclusive of these unusual items, net income per share was as follows:

First Quarter. . . . .         $ 0.28     $ 0.25       12%    $0.23        9%
Second Quarter . . . .           0.42       0.34       24      0.30       13
Third Quarter. . . . .           0.41       0.33       24      0.29       14
Fourth Quarter . . . .           0.40       0.32       25      0.28       14

                               $ 1.51     $ 1.25       21%    $1.10       14%

MARKET FOR REGISTRANT'S PARTNERSHIP SHARES AND RELATED SECURITY
HOLDER MATTERS

First Quarter. . . . .         $ 0.28     $ 0.25       12%    $0.23       9%
Second Quarter . . . .           0.42       0.34       24     0.30       13
Third Quarter. . . . .           0.41       0.33       24     0.29       14
Fourth Quarter . . . .           0.40       0.32       25     0.28       14

                               $ 1.51     $ 1.25       21%    $1.10      14%